Mail Stop 3561

January 18, 2008

Stella Gostfrand
Principal Executive Officer and Principal Financial Officer
Must Haves, Inc.
1507 Presidential Way
North Miami Beach, FL 33179

> **Re: Must Haves, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **Filed January 8, 2008**
> **File No. 0-52810**

Dear Mrs. Gostfrand:

        We have reviewed your amendment and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Part I. Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

1. We note your response to prior comment 3 of our letter dated December 21, 2007. While we note the revisions you have made to the text underlying the risk factors we previously referenced, please also revise the heading of the risk factors so that they articulate the risk you are trying to convey and do not merely state a fact about the company.

Part II. Financial Statements

Financial Statements for Fiscal Period Ended September 30, 2007, page F-14

Statements of Operations, page F-15

2. The amount presented for pro forma earnings per share basic and diluted does not appear to be mathematically correct. Please revise as appropriate. Also, please include a footnote here and in your annual financial statements that explains what pro forma tax expense represents and how it is computed.

* * * * *

Please contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Robyn Manuel, Senior Accountant, at (202) 551-3823 if you have any questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel D. Mayersohn, Esq.
        Arnstein & Lehr LLP
        Facsimile: (954) 713-7700